UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

For the month of July 2010

POWER OIL & GAS INC.
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(Registrant’s Name)

4620 Manilla Road
Calgary, Alberta, T2G 4B7
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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:Form 20-F [ X ]Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Change in Directors and Officers

On July 14, 2010, Mr. Keith Diakiw, a current member of the Board of Directors since May 2007, was appointed Chief Executive Officer, Chief Financial Officer, President, Treasurer and Secretary of Power Oil & Gas Inc., a Canadian corporation (the “Corporation”).   Also on July 14, 2010 Mr. Manny Dhinsa resigned as Chief Executive Officer, Chief Financial Officer, President, Treasurer, Secretary and Director of the Corporation.  On June 30, 2010, Rob Sandhu resigned as Director of the Corporation.  Set forth below is the age and a brief description of the background and business experience of Mr. Keith Diakiw over the past five years.

Mr. Diakiw, age 37, is a professional geologist who has field experience in Canada and Brazil.  Mr. Diakiw is currently working as a Production Geologist for Canadian Natural Resources Ltd. in Fort McMurray, Alberta, Canada.  From 2005 to 2006 he was employed by Wellsite Masters Ltd. as a Well Site Geologist for an oil sands drilling program.  From 2003 to 2004, he worked as a Field Engineer for Schlumberger D&M in Brazil on offshore platforms, while in 2003, he was employed by EnCana Corporation as a Contract Geologist.  Mr. Diakiw has been a director of Rush Metals Corp, a publicly traded company since September 2008, and is a member of several professional organizations including the Association of Professional Engineers, Geologists, and Geophysicists of Alberta (APEGGA), the Canadian Institute of Mining, Metallurgy, and Petroleum (CIM), and the Canadian Society of Petroleum Geologists (CSPG).

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

POWER OIL & GAS INC.

By: /s/ Keith Diakiw
Name:         Keith Diakiw
Title:           President and Chief Executive Officer

Date:    July 30, 2010